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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

For the month of      November 12   , 2004.
                  ------------------    --

Commission File Number
                       ----------------------



                          WESTERN FOREST PRODUCTS INC.
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)

       3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
--------------------------------------------------------------------------------
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________.


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                WESTERN FOREST PRODUCTS INC.
                                             -----------------------------------
                                                        (Registrant)


Date             January 21, 2005            By        /s/ P.G. Hosier
      -----------------------------------       --------------------------------
                                                         (Signature)*
                                                      Philip G. Hosier
                                                    Corporate Secretary

-----------------
* Print the name and title under the signature of the signing officer.

                    PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
SEC 1815 (11-02)    CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
                    THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                 FORM 52-109FT2
            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD



I, PHILIP G. HOSIER, Vice-President, Finance, of WESTERN FOREST PRODUCTS INC., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of WESTERN FOREST PRODUCTS INC. (the "Issuer") for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.


Date: November 10, 2004


"P.G. HOSIER"
-----------------------------------
PHILIP G. HOSIER
VICE-PRESIDENT, FINANCE

                                 FORM 52-109FT2
            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD


I, REYNOLD HERT, President and Chief Executive Officer of WESTERN FOREST PRODUCTS INC., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of WESTERN FOREST PRODUCTS INC. (the "Issuer") for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.


Date: November 10, 2004


"R. HERT"
--------------------------------------
REYNOLD HERT
PRESIDENT AND CHIEF EXECUTIVE OFFICER

                          WESTERN FOREST PRODUCTS INC.
                              (THE "CORPORATION")

 TO: Shareholders of the Corporation

 In accordance with National Instrument 51-102 "Continuous Disclosure Requirements", registered and beneficial shareholders of the Corporation may elect annually to receive interim corporate mailings, including interim financial statements of the Corporation and Annual Reports, if they so request. If you wish to receive such mailings, please complete this form and return by fax to Computershare Investor Services Company at 1-866-249-7775; or you may return the form in the enclosed envelope to:

                     COMPUTERSHARE INVESTOR SERVICES COMPANY
                             100 UNIVERSITY AVENUE
                                   9TH FLOOR
                                  TORONTO, ON
                                     M5J 2Y1

Please send me the Quarterly Interim Financial Statements for                [ ]
2005, together with Management's Discussion & Analysis

Please send me the Annual Report for the year ended December 31,             [ ]
2004, together with Management's Discussion & Analysis



               --------------------------------------------------
                        PLEASE PRINT NAME OF SHAREHOLDER


               --------------------------------------------------
                                MAILING ADDRESS


               --------------------------------------------------
                                    CITY/TOWN


               --------------------------------------------------
                   PROVINCE/STATE             POSTAL/ZIP CODE


               --------------------------------------------------
                                 EMAIL ADDRESS


By signing below, I confirm that I am a shareholder of the Corporation:


-----------------------------------               DATE:                   , 2004
SIGNATURE OF SHAREHOLDER                                ------------------